Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis includes certain forward-looking statements with respect to the business, financial condition and results of operations of our company. The words "estimate," "project," "intend," "expect" and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2016 (the “Annual Report”). This discussion and analysis should be read in conjunction with our condensed consolidated financial statements and notes thereto included in Exhibit 99.1. of this report and with our audited consolidated financial statements and the related notes, which appear in our Annual Report.

Background

Overview

We are the controlling shareholder of B Communications which currently holds 26.34% of Bezeq’s outstanding shares, and we consolidate Bezeq’s financial results into our financial statements. The Bezeq Group operates the most comprehensive telecommunications infrastructure in Israel, with a broad range of telecommunications services across all of its markets. Through its wholly-owned subsidiaries, the Bezeq Group is a leading provider in Israel of fixed-line telephony services and fixed-line broadband Internet infrastructure access services, cellular telephony services, ISP services, ILD services, international and domestic data transfer and network services and ICT, pay television services and other communications infrastructures and services. In each of these markets, the Bezeq Group holds a significant market share.

As used in this report, the terms “we,” “us” and “our” mean Internet Gold - Golden Lines Ltd. and its subsidiaries, “B Communications” means B Communications Ltd., “Eurocom Communications” means Eurocom Communications Ltd., “Bezeq” means Bezeq - The Israel Telecommunications Corp., Ltd.; “Pelephone” means Pelephone Communications Ltd., “Bezeq International” means Bezeq International Ltd. and “YES” (the trade name for DBS) and DBS mean DBS Satellite Services (1998) Ltd. Bezeq, Pelephone, Bezeq International and DBS are sometimes referred to as the Bezeq Group in this report.

Our consolidated financial statements appearing in this report are prepared in New Israeli Shekels and are translated into U.S. dollars at the representative rate of exchange at June 30, 2016 (NIS 3.846= $1.00). The dollar amounts so presented should not be construed as representing amounts receivable, payable or incurred in dollars or convertible into dollars. All references in this report to “dollars” or “$” are to U.S. dollars and all references in this report to “NIS” are to New Israeli Shekels.

Key Factors Affecting the Businesses of the Bezeq Group

The operations of the Bezeq Group and the operating metrics discussed below have been, and will likely continue to be, affected by certain key factors as well as certain historical events and actions. The key factors affecting the business of the Bezeq Group and its results of operations include, among others, competition, government regulation, the build out of infrastructures, macro- economic and political risks, churn, seasonality, impact of currency fluctuations, effective corporate tax rate, conditions in Israel and trade relations. For further discussion of the factors affecting our results of operations, see “Risk Factors” in our Annual Report.

Competition

The Bezeq Group faces significant competition from established and new competitors who provide fixed-line telephony, fixed-line broadband Internet infrastructure access, cellular telephony, ISP and pay television services. In addition to the entrance of new competitors, competition among the existing communications groups in Israel is intensifying. Four main groups, each consisting of companies under common or joint control, hold a significant share of the communications market in Israel today: the Bezeq Group, the Cellcom Group, the Partner Group and the HOT Group. The Bezeq Group’s three principal competitors may in some cases be required to comply with fewer regulations because, among other reasons, they use different technologies to provide their services or do not own their own fixed-line network.

Bezeq expects competition to continue to increase amid the changing legislation in Israel and consolidation in the telecommunications industry that permits certain service providers to market a combination of fixed-line telephony, fixed-line broadband Internet infrastructure access, ISP and pay television services (a “bundle”) for an aggregate price which is lower than the price of the individual products and services in the bundle. The Bezeq Group is currently subject to restrictions on marketing bundles, which are stricter than the restrictions applicable to its competitors.

Fixed-Line Telephony. Competition in the fixed-line telephony market is intense. We believe that competition in this market will continue to increase due to the low barriers to entry and regulations permitting new service providers who receive a license to provide telephony services using voice over VoIP or VoB technology. While such services utilize the fixed-line broadband Internet infrastructure access network owned by either Bezeq or HOT, and therefore require end-users to purchase fixed-line broadband Internet infrastructure access services directly from Bezeq or HOT, such services have reduced demand for fixed-line telephony services.

Fixed-Line Broadband Internet Infrastructure Access. Bezeq’s principal competitor in the fixed-line broadband Internet infrastructure access service market is HOT, which is currently the only other fixed-line broadband Internet infrastructure access provider in Israel. In addition, Bezeq’s fixed-line broadband Internet infrastructure access services business faces competition from cellular telephony operators as they are increasingly able to utilize a combination of technologically advanced handsets and high bandwidth technologies, such as UMTS and LTE technology.

Cellular Telephony. The cellular telephony market in Israel is characterized by saturation and a very high penetration level in excess of 100%. In recent years, competition in the cellular telephony industry has intensified. This has led to lower prices and higher customer churn rates, which in turn has affected the Bezeq Group’s results. Until 2012, three cellular telephony operators, Cellcom, Partner and Pelephone, led the Israeli cellular telephony market. During 2012, a number of other cellular telephony operators began to operate, including Golan Telecom and HOT Mobile, which has led to intensified competition, resulting in higher churn rates among the existing operators, a significant decrease in tariffs and, consequently, a decrease in profits. Pelephone’s current principal competitors, Cellcom, Partner and HOT Mobile (since February 2012), also provide ISP services and fixed- line communications, and they market a variety of joint service packages. Pelephone also faces competition from MVNOs that provide cellular telephony services under their own brand using the network infrastructure of another service provider.

International Telephony. The ILD market in Israel is characterized by a high degree of competition. At the end of 2013, there were eight companies offering ILD services to private and business customers in Israel. Changes in licensing policies and the expanded use of VoIP technology have significantly reduced the barriers of entry into this market. In addition, during 2012, cellular telephony operators began to offer ILD services as part of the unlimited packages they offered.

Internet Service Providers. Access to broadband Internet in Israel requires households to purchase Internet access services from a licensed ISP and broadband Internet infrastructure access services from a separate provider. While there are only two fixed-line broadband Internet infrastructure access service providers in Israel many telecommunication companies hold ISP licenses in Israel. The Israeli ISP market is a saturated market and as competitors are typically unable to differentiate themselves based on price, they attempt to differentiate themselves primarily by strengthening customer loyalty; however, competition has led to increased churn rates and reduced income per customer.

Pay Television. The Israeli television market is characterized by a very high penetration rate and an increasing emphasis on new television technology, in particular digital, HD and interactive television services, such as VOD, requiring high-bandwidth and bi-directional distribution platforms. In the multi-channel pay television market, DBS and HOT are the only two companies in Israel licensed to provide multi-channel pay television broadcasts. Other factors impacting competition in the market include the availability of free-to-air television DTT channels and the increasing availability and quality of video content offered over the Internet and cellular networks, which is not currently regulated and does not require designated infrastructure.

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Government Regulation

The Bezeq Group operates in a highly regulated industry in Israel, which limits its flexibility in managing its business efficiently, and may increase its administrative and operational expenses and limit its revenue. The Bezeq Group is subject to government supervision and regulation relating to, among other things:

●	regulations requiring structural separation between the members of the Bezeq Group;

●	regulations restricting the Bezeq Group’s ability to market bundles;

●	price regulation for certain services that the Bezeq Group provides;

●	rules and regulations imposed on telecommunications service providers with significant market share;

●	rules governing the interconnection between different telephone networks and the interconnection rates that the Bezeq Group can charge and pay;

●	regulations governing the prohibition of exit-fees or cancellation charges;

●	regulations requiring the Bezeq Group to grant other telecommunications operators access to its infrastructure;

●	regulations governing roaming charges and other billing and customer service matters;

●	rules for authorizations, licensing, acquisitions, renewals, pledging and transfers of licenses;

●	requirements covering a variety of operational areas such as land use, health and safety and environmental protection, technical standards and subscriber service requirements rules and regulations relating to subscriber privacy;

●	rules and regulations relating to payment of royalties (zero rate as of 2014);

●	rules and regulations relating to universal service provision and requirements to extend the Bezeq Group’s services to areas of Israel even where it is not economically profitable to do so; and

●	regulations restricting the number of television channels DBS can own and specifying the minimum investment DBS is required to make in local content productions.

For additional information see “Regulatory.”

Build Out of Infrastructure

The Bezeq Group has historically made substantial investments in its fully owned infrastructure, which is one of the most technologically advanced in Israel and enables the Bezeq Group to reach customers nationwide.

In the domestic fixed-line communications segment, Bezeq’s NGN, which was completed in 2012, is the most advanced fixed-line communications network in Israel, offering broadband Internet bandwidth of up to 100 Mbps (download) speed, as well as innovative value-added services. In January 2013, Bezeq began laying optical FTTB and FTTH.

In the cellular telephony segment, Pelephone’s nationwide 3.5G UMTS/HSPA. While Pelephone substantially completed the installation of its 3.5G UMTS/HSPA+ network in 2010, it has continued to invest in the network. We believe these network features provide Pelephone with a strong platform to continue to offer a variety of advanced services and products to its customers and to capitalize on the continued increasing demand for smartphones and advanced data services, which constitute the higher value segment of the cellular telephony market.

In the ISP, ILD, data transfer, networks and ICT services segment, Bezeq International is currently the sole ISP in Israel that owns and operates its own high-speed submarine optical fiber communications cable system. The JONAH cable, which was launched in January 2012, provides Bezeq International with greater capacity for utilization than any other ISP in Israel. In addition, Bezeq International is able to obtain such capacity at an incremental cost, while other ISPs in Israel are required to purchase capacity and rely on one of the two other cable operators in Israel (MedNautilus and Tamares).

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In the multi-channel pay television segment, DBS is the only licensed provider of multi-channel television broadcasts via satellite in Israel and one of only two companies in the Israeli pay television services market. While DBS relies on third party providers for the provision of satellite capacity, it owns the satellite dishes that carry the signals from such satellites to subscriber residences and set-top boxes. Such equipment and infrastructure act as a significant barrier to entry against any potential competitor in the satellite pay television market.

During the years ended December 31, 2013, 2014 and 2015 and the six months ended June 30, 2015 and 2016, the Bezeq Group companies invested NIS 1.2 billion, NIS 1.3 billion, NIS 1.6 billion, NIS 0.9 billion and NIS 0.7 billion (approximately $190 million) respectively, in capital improvements, substantially all of which was invested in infrastructure and technology.

Macro-Economic and Political Risks

The Bezeq Group is subject to macro-economic and political risks that are outside of its control. For example, high levels of sovereign debt in the U.S., certain European countries and countries in the Middle East, combined with weak growth and high unemployment, could lead to fiscal reforms (including austerity measures), sovereign debt restructurings, currency instability, increased counterparty credit risk, high levels of volatility and, potentially, disruptions in the credit and equity markets, as well as other outcomes that might adversely impact the Bezeq Group. Moreover, as a business operating in Israel, we and the Bezeq Group are subject to the inherent risks associated with the political and military conditions in Israel and the potential for armed conflicts with Israel’s neighbors. Further, while the majority of the Bezeq Group’s revenues are in NIS, a portion of the Bezeq Group’s operational expenses are in U.S. dollars. The exchange rate between U.S. dollars and NIS has been volatile in the past and may continue to be so in the future. Although we attempt to mitigate currency rate risk through hedging, sharp changes in the exchange rate could have a material effect on our results of operations.

Churn

The fixed-line telephony, fixed-line broadband Internet infrastructure access, cellular telephony and multi-channel pay television industries typically exhibit churn as a result of high levels of competition. Churn levels may be affected by changes in our or our competitors’ pricing, our level of customer satisfaction, disconnection of non-paying subscribers and changes in regulations. Increases in churn may lead to increased costs and reduced revenues. In recent years our churn rates increased, particularly in our cellular telephony segment as new competitors entered the market and advantageous billing plans were introduced. Similarly, competition has increased in recent years as a result of the prohibition on exit fees, long-term commitments and, as of January 2013, linkage of the price and terms of handsets sales to cellular telephony service prices and benefits.

Seasonality

Bezeq’s consolidated operating results are generally not characterized by a seasonal pattern. In general, Bezeq’s revenues from its cellular phone services are slightly higher in the second and third quarters of the fiscal year than the first and fourth quarters due to different usage patterns prevailing in the summer months compared to the winter months and the holiday season in Israel. In general, Bezeq’s revenues from international communications, Internet and NEP services are affected in a minor way by the seasons and holidays. For example, voice services for the business sector decrease in August and during the Passover holiday; voice services for the private sector increase in the summer months and towards the end of the calendar year; sales of Internet services and NEP equipment usually increase in the fourth quarter; and Internet services for the business sector decrease in the summer months due to the closure of educational institutions.

Impact of Currency Fluctuations

Although the majority of our revenues and expenses are denominated in NIS, we are subject to risks caused by fluctuations in the exchange rate between the NIS and the U.S. dollar.

During the six months ended in June 30, 2016, the NIS strengthened against the U.S. dollar by 1.4%. A depreciation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar value of any of our expenses or liabilities which are payable in NIS, unless those expenses or payables are denominated in or linked to the dollar. This depreciation also has the effect of decreasing the U.S. dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are denominated in or linked to the dollar.

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From time to time we use derivative financial instruments, such as Cross Currency Swap contracts, to hedge certain of our risks associated with foreign currency fluctuations. These derivative financial instruments are carried at fair value.

Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic depreciations, may have an impact on our profitability and period-to- period comparisons of our results in U.S. dollars. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations. We recommend comparing our results between periods based on our NIS reports.

Effective Corporate Tax Rate

Israeli companies are generally subject to income tax on their taxable income. The applicable Israeli company income tax rate was 25% in 2012 and 2013. In 2014 and 2015, our applicable income tax rate increased to 26.5% and commencing January 1, 2016, was set at 25%.

As of December 31, 2015, we had tax loss carryforwards in the amount of NIS 165 million and capital losses carry forward in the amount of NIS 325 million. Under current Israeli tax laws, tax loss carryforwards do not expire and may be offset against future taxable income.

Conditions in Israel

We are organized in, based in and derive substantially all of our revenues from markets within the State of Israel. See “Risk Factors—Risks Relating to the Operations of the Bezeq Group and Our Company in Israel” in our Annual Report for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

Trade Relations

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development, the International Finance Corporation and the World Trade Organization. In addition, Israel is a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its member and has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan. These preferences allow Israel to export products covered by such programs either duty-free or at reduced tariffs.

Israel and the European Union Community concluded a Free Trade Agreement in July 1975, which confers certain advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years. In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area. The Free Trade Area has eliminated all tariff and specified non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as EFTA, established a free-trade zone between Israel and the EFTA nations. In November 1995, Israel entered into a new agreement with the European Union, which included a refinement of rules of origin and other improvements, including providing for Israel to become a member of the research and technology programs of the European Union. In recent years, Israel has established commercial and trade relations with a number of other nations, including China, India, Russia, Turkey and other nations in Eastern Europe and Asia.

On May 10, 2010, the Organization for Economic Co-operation and Development, or OECD, invited Israel to become a member of the organization, whose mission is to promote co-operation between its members while keeping high international economic standards. On September 7, 2010, on signing the OECD Convention, Israel pledged its full dedication to achieving the Organization’s fundamental aims. Israel was the 32nd country to join the organization, along with Estonia and Slovenia.

Explanation of Key Income Statement Items

Revenue. Revenue from Bezeq’s domestic fixed-line communications segment is derived primarily from fees received for (i) fixed-line telephony services, primarily including the basic fixed-line telephony service on the domestic telephone line, plus associated services such as voice mail, caller ID, call waiting, call forwarding, speed dial, conference calls, public telephones and a unified telephone directory; (ii) fixed-line broadband Internet infrastructure access services in ADSL technology; (iii) data communication services, including network services for transferring data from point to point, transferring data between computers and between various communications networks, services connecting communications networks to the Internet and remote access services; and (iv) other services including, services to communications operators, broadcasting services, contract work, IP Centrex services (lines in a virtual private exchange in a public network), data center services, a search engine for locating phone numbers (including a classified search) and new services.

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Revenue from the Pelephone cellular telephony segment is derived primarily from fees received from its service offerings, including, voice transmission, transmission of text messages, roaming, data communications and advanced multimedia services. Pelephone also sells cellular phones, laptops and other portable devices and offers attendant repair services.

Bezeq International’s revenues are primarily derived from ISP services for private and business customers (including terminal equipment and support), voice services (including, ILD services to business and private customers and international call routing and termination services), hosting services, supply of international data communication solutions for business customers and ICT solutions for business customers and PBX services.

DBS’s revenues are primarily derived from the sale of subscriptions for its multi-channel satellite pay television broadcast services. Revenue from subscriptions is recognized ratably over the contract period, which is generally one to twelve months. DBS does not provide revenues to Bezeq.

Bezeq also includes a category of “Other” in its consolidated financial statements, which mainly includes revenue from customer call center services through its Bezeq Online Ltd. subsidiary, investments in a venture capital fund and ownership of Walla!, a popular Israeli provider of Internet and portal services.

Depreciation and Amortization. Subsequent to our acquisition of the controlling interest in Bezeq, we adopted policies regarding the depreciation and amortization expenses related to Bezeq’s communications business network equipment and capacity that were based on Bezeq’s policies. Depreciation and amortization expenses primarily consist of depreciation on computer equipment, software, leasehold improvements, capitalized software development costs and amortization of purchased intangibles. In connection with our acquisition of the controlling interest in Bezeq, we assigned fair value to fixed assets acquired in the Bezeq acquisition. The difference between the book value and the fair value of those assets was recognized as an asset in our consolidated statement of financial position. The acquired assets are depreciated and amortized according to their expected useful life. Over time such assets are fully depreciated by Bezeq and by us respectively. As a result, the excess fair value balance we assigned to the acquired assets decreases and our related future depreciation expenses will decrease as well.

Salaries. Salaries include salary costs, social, statutory and employment benefits, and commissions of all our employees. Bezeq’s consolidated salary expenses primarily consist of operating and general and administrative salaries, benefits, stock-based compensation and incentive compensation.

General and Operating Expenses. Bezeq’s consolidated general and operating expenses primarily consist of cellular telephone expenses, general expenses including outside consulting, legal and accounting services, materials and spare parts, building maintenance, services and maintenance by sub-contractors, international communication expenses, vehicle maintenance expenses, royalties paid to the State of Israel and collection fees.

Other operating expenses. Other operating expenses primarily include Bezeq’s provision for severance pay on early retirement, capital gains from the sale of property, plant and equipment, provisions for contingent liabilities and income or losses from copper forward contracts.

Finance Expenses. Our finance expenses primarily include interest expenses, U.S. dollar exchange rate differences and CPI linkage expenses on our Senior Secured Notes, bank and institutional loans and debentures. In addition our finance expenses also include interest and exchange rate differences on other financial liabilities and changes in fair value of financial assets or liabilities measured at fair value through profit or loss. Bezeq’s financing expenses primarily consist of interest expenses for its financial liabilities, linkage and exchange rate differences, changes in fair value of financial assets measured at fair value through profit or loss, financing expenses for employee benefits and other financing expenses.

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Income Tax. Income tax expense is comprised of current and deferred tax. Bezeq recognizes current and deferred tax expense in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Our assessment considers that deferred tax is recognized using the statements of financial position method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Under our assessment, deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The applicable Israeli company income tax rate was 25% in 2012 and 2013. In 2014 and 2015, our applicable income tax rate increased to 26.5% and commencing January 1, 2016 it was reduced to 25%.

Six Months Ended June 30, 2016 Compared with Six Months Ended June 30, 2015

Revenues. Our revenues increased by 6.1% to NIS 5.1 billion (approximately $1.3 billion) in the six months ended June 30, 2016 from NIS 4.8 billion in the six months ended June 30, 2015. For both periods, our consolidated revenues consisted entirely of Bezeq’s consolidated revenues. The increase in revenues in 2016 was primarily due to the consolidation of DBS revenues in the amount of NIS 0.9 billion (approximately $227 million) for the six months ended June 30, 2016 while in 2015 the consolidation was only for the three months ended June 30,2015 in the amount of NIS 440 million. The increase in revenues was partially offset by the Cellular Communications segment, which resulted from the continuing intense competition in the cellular market in 2016.

Bezeq’s revenues in the six months ended June 30, 2016 decreased to NIS 2.21 billion (approximately $575 million) from NIS 2.22 billion in the six months ended June 30, 2015, a decrease of 0.3%. The decrease in the segment’s revenues was primarily due to lower average revenue per phone line and a decrease in the number of lines. The decrease in revenues was partially offset by growth in the number of Internet subscribers through the wholesale service and higher retail ARPU.

Pelephone’s revenues in the six months ended June 30, 2016 decreased to NIS 1.3 billion (approximately $346 million) from NIS 1.4 billion in the six months ended June 30, 2015, a decrease of 8.2%. Revenues from services in the six months ended June 30, 2016 decreased to NIS 0.9 billion (approximately $237 million) from NIS 1.0 billion in the six months ended June 30, 2015, a decrease of 9.0%. The decrease was due lower rates resulting from increased market competition and the migration of existing customers to cheaper rate plans, both of which factors lowered ARPU. Revenues from repair services were also down in the six months ended June 30, 2016. Revenues from the sale of terminal equipment in the six months ended June 30, 2016 decreased to NIS 418 million (approximately $109 million) from NIS 447 million in the six months ended June 30, 2015, a decrease of 6.5%. The decrease is primarily attributable to a change in the sales mix, reflected in a decrease in high-end cellular handset sales, offset by an increase in the sale of accessories and non-cellular electronics such as multimedia products. Furthermore, lower-end cellular handset sales were up in the reporting period.

Bezeq International’s revenues in the six months ended June 30, 2016 decreased to NIS 772 million (approximately $201 million) from NIS 784 million in the six months ended June 30, 2015, a decrease of 1.5%. The decrease in revenues is primarily attributable to decreased revenues from transferring calls between global operators (hubbing) and decreased revenues from international calls due to a decrease in call minutes driven by continued competition with cellular operators and increasing use of substitute software products. The decrease was partially offset by higher Internet service revenues, due to growth in the number of customers.

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Depreciation and Amortization. We recorded depreciation and amortization expenses of NIS 1.1 billion (approximately $281 million) in the six months ended June 30, 2016 compared to NIS 1.0 billion in the six months ended June 30, 2015, an increase of approximately 7.1%. The increase in 2016 was primarily due to the consolidation of DBS depreciation and amortization expenses in the amount of NIS 150 million (approximately $39 million) for the six months ended June 30, 2016 while in 2015 the consolidation was only for the three months ended June 30,2015 in the amount of NIS 80 million, along with amortization of purchase price allocation costs Bezeq incurred while acquiring control over DBS. The increase was partially offset by a decrease in depreciation and amortization expenses arising from the purchase price allocation relating to B Communications’ purchase of the controlling interest in Bezeq to NIS 29 million (approximately $8 million) during the six months ended June 30, 2016 compared with NIS 68 million in the six months ended June 30, 2015. The decrease in net amortization expenses of B communications in the first six months of 2016 is a result of both a one-time adjustment of the deferred tax liability resulting from the reduction in the Israeli corporate tax by 1.5% and the decrease in B communications’ ownership interest in Bezeq to 26.34%, which will also reduce its future net amortization expenses.

The Bezeq Group recorded consolidated depreciation and amortization expenses of NIS 889 million (approximately $231 million) in the six months ended June 30, 2016 compared to NIS 768 million in the six months ended June 30, 2015, an increase of 15.8%. The increase was primarily attributable to the consolidation of the depreciation and amortization expenses of DBS for the six months ended June 30, 2016, while in 2015 the consolidation was only for the three months ended June 30, 2015.

Bezeq’s depreciation and amortization expenses amounted to NIS 368 million (approximately $96 million) in the six months ended June 30, 2016 compared with NIS 356 million in the six months ended June 30, 2015, an increase of 3.4%.

Pelephone’s depreciation and amortization expenses in the six months ended June 30, 2016 amounted to NIS 198 million (approximately $52 million) compared to NIS 210 million in the six months ended June 30, 2015, 2014, a decrease of 5.2%.

Bezeq International’s depreciation and amortization expenses in the six months ended June 30, 2016 amounted to NIS 68 million (approximately $18 million) compared to NIS 65 million in the six months ended June 30, 2015, an increase of 4.6%.

Salaries. Salaries increased by 7.5% to NIS 1.0 billion (approximately $262 million) in the six months ended June 30, 2016 from NIS 0.9 billion in the six months ended June 30, 2015, primarily due to the consolidation of DBS salaries for the six month period in 2016 compared to only three months in 2015.

Bezeq’s salary expenses decreased by 1.3% to NIS 447 million (approximately $116 million) in the six months ended June 30, 2016 from NIS 453 million in the six months ended June 30, 2015.

Pelephone’s salary expenses decreased 0.5% to NIS 191 million (approximately $50 million) in the six months ended June 30, 2016 from NIS 192 million in the six months ended June 30, 2015.

Bezeq International’s salary expenses increased 8.6% to NIS 165 million (approximately $43 million) in the six months ended June 30, 2016 from NIS 152 million in the six months ended June 30, 2015. The increase in salary expenses was primarily attributable to salary updates after signing the collective agreement in the first quarter of 2016.

General and Operating Expenses. General and operating expenses increased by 10.7% to NIS 2.0 billion (approximately $520 million) in the six months ended June 30, 2016 from NIS 1.8 billion in the six months ended June 30, 2015. The increase was primarily attributable to the consolidation of DBS’ general and operating expenses for six month period in 2016 in the amount of NIS 467 million (approximately $121 million) compared to only three months in 2015 in the amount of NIS 223 million.

Bezeq’s general and operating expenses decreased by 3.9% to NIS 342 million (approximately $89 million) in the six months ended June 30, 2016, from NIS 356 million in the six months ended June 30, 2015. The decrease is primarily attributable to a reduction in advertising costs and interconnect fees to telecom operators.

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Pelephone’s general and operating expenses decreased by 3.2% to NIS 930 million (approximately $242 million) in the six months ended June 30, 2016, from NIS 961 million in the six months ended June 30, 2015. The decrease was primarily attributable to a reduction in the cost of handset sales following a change in the sales mix. The decrease was also a result of the reduction in interconnect fees, leasing costs, repair service and expanded warranty costs. This decrease in expenses was partially offset by increased frequency fee costs, following the acquisition of 4G-LTE frequencies and an increase in advertising costs and distribution commissions following the increase in the number of subscribers transferring to Pelephone.

Bezeq International’s general and operating expenses decreased by 0.9% to NIS 441 million (approximately $115 million) in the six months ended June 30, 2016, from NIS 445 million in the six months ended June 30, 2015. The decrease is primarily attributable to a reduction in the cost of call transfers between global operators and international call expenses, offset by higher Internet service costs corresponding to revenues.

Other Operating income, net. We had other operating income, net of NIS 7 million (approximately $2 million) in the six months ended June 30, 2016 compared to other operating income, net of NIS 93 million in the six months ended June 30, 2015. The decrease was primarily due to lower capital gains from real estate sales in the Domestic Fixed-Line Communications segment in the first half of 2016.

Finance expenses, net. Our consolidated finance expenses, net increased by 7.8% to NIS 361 million (approximately $93 million) in the six months ended June 30, 2016 from NIS 335 million for the six months ended June 30, 2015.

Our finance expenses, net for the six months ended June 30, 2016 decreased by 10.3% to NIS 29 million (approximately $8 million) from NIS 26 million in the six months ended June 30, 2015.

B Communications’ finance expenses, net in the six months ended June 30, 2016 decreased by 14.7% to NIS 128 million (approximately $33 million) from NIS 150 million in the six months ended June 30, 2015.

The Bezeq Group’s consolidated finance expenses, net increased by 24.7% to NIS 207 million (approximately $54 million) in the six months ended June 30, 2016 from NIS 166 million in the year ended six months ended June 30, 2015. The increase was due to the consolidation of DBS starting from April 1, 2015.

Income Tax. Income tax expenses decreased by 10.2% to NIS 230 million (approximately $60 million) in the six months ended June 30, 2016 from NIS 256 million in the six months ended June 30, 2015. The decrease was primarily attributable to the decrease in the pre-tax profit of the Bezeq Group in 2016 along with the reduction of the corporate tax rate, from 26.5% to 25%, applicable from January 1, 2016.

The Bezeq Group’s consolidated income tax expenses in the six months ended June 30, 2016 represented 32.2% of its pre-tax profit, compared to 26.2% in the six months ended June 30, 2015.

Income (Loss) Attributable to the Owners of Our Company. Loss attributable to the owners of our company amounted to NIS 18 million (approximately $5 million) in the six months ended June 30, 2016 compared to an income of NIS 15 million in six months ended June 30, 2015. The decrease is primarily attributable to the decrease in Bezeq Group’s net income in the first half of 2016 compared with the first half of 2015.

Income Attributable to Our Non-Controlling Interests. Income attributable to our non-controlling interests decreased to NIS 413 million (approximately $108 million) in the six months ended June 30, 2016 from NIS 526 million in the six months ended June 30, 2015. The decrease is primarily attributable to the decrease in the Bezeq Group’s net income the first half of 2016 compared with the first half of 2015.

B.    Liquidity and Capital Resources

Historically we funded our operations principally from cash flows from operations, short-term bank credit, revolving short-term bank loans and the proceeds of the initial public offering of our ordinary shares in August 1999.

In April 2005, we completed an offering of NIS 220 million of convertible debentures and warrants, in Israel, exclusively to Israeli residents. The debentures were to be repaid during the period April 2008 through April 2015, and were traded on the TASE. The interest rate of these debentures is 4%, and they are convertible into ordinary shares at a conversion price of NIS 50. Due to the significant increase in our share price, NIS 75.9 million of such convertible debentures were converted into 1,518,008 of our ordinary shares during 2010. In January 2008, our Board of Directors authorized the repurchase of up to NIS 112 million of the convertible debentures. In September 2011, we completed an early redemption of 242,561 par value Series A Debentures, together with CPI linkage differentials and accrued interest. As a result of the early redemption, our Series A Debentures were delisted from the TASE on September 26, 2011. As of December 31, 2015, the Series A debentures were fully repaid.

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The warrants to purchase up to 2.5 million of our ordinary shares were exercised in full prior to their expiration date of October 15, 2007. The NIS 104 million proceeds from the exercise of such warrants were used for general corporate purposes including working capital.

In September 2007, we completed an offering of Series B debentures that was made exclusively to Israeli residents. We raised a total of NIS 423 million. The interest rate for the debentures, which are traded on the TASE, is 5%. In November 2008, our Board of Directors authorized the repurchase of up to NIS 100 million of our Series B debentures. The purchases were made from time to time by us or one of our wholly-owned subsidiaries in the open market on the TASE. We repurchased NIS 5,714,370 of the Series B Debentures under the program at a total purchase price of NIS 4.4 million, or an average price of NIS 0.763 per bond.

In December 2009, we issued additional Series B debentures in two private placements to institutional investors in Israel for NIS 400 million. The terms of these additional Series B debentures issued in December 2009 are identical to those of the Series B debentures issued in September 2007. As of December 31, 2015, the Series B Debentures were fully repaid.

In 2009, we completed the repurchase of 5,481,859 of our ordinary shares for an aggregate of NIS 140 million, or an average price of NIS 25.30 per share, pursuant to two repurchase programs. In 2010, our Board of Directors authorized a third repurchase program, for the repurchase of up to an additional NIS 44 million of our ordinary shares in the open market from time to time at prevailing market prices. We repurchased 330,756 ordinary shares under the third program at a total purchase price of NIS 30 million ($8 million), or an average price of NIS 90.7 ($24.30) per share. No repurchases have been made since 2011.

In September 2010, we completed the public offering in Israel of NIS 170 million of our Series C Debentures. The Series C Debentures are payable in four equal annual installments on March 10 of each of the years 2016 through 2019 and pay interest at a fixed annual rate of 4.45%, which is payable semi-annually on March 10 and September 10 of each of the years 2011 through 2019 (the last interest payment is payable on March 10, 2019). The Series C Debentures are NIS denominated and are not linked to the Israeli CPI. The Series C Debentures contain standard terms and conditions and are unsecured, non-convertible and do not restrict our ability to issue any new series of debt instruments or distribute dividends in the future. The Series C Debentures are listed for trading on the TASE. Midroog Ltd. assigned an A3 stable rating to the newly issued Series C Debentures.

In December 2010, we issued NIS 148 million of our Series C Debentures in a private placement to certain institutional investors in exchange for NIS 125 million of our outstanding Series B Debentures, reflecting an exchange ratio of 1:1.188. In February 2011, we issued additional Series C Debentures in a private placement to a number of Israeli institutional investors. The offering price was NIS 1.0275 per debenture, which represented a yield of 4.2%. The aggregate proceeds were approximately NIS 133.6 million. In December 2011, January 2012, November 2013 and December, 2013 we completed private placements of NIS 65 million, NIS 14 million, NIS 60 million and NIS 65 million, respectively, of our Series C Debentures. The private placements were offered to a number of Israeli institutional investors pursuant to Regulation S under the Securities Act. The terms of all issued Series C Debentures are identical to the terms of the Series C Debentures issued in 2010, and they are listed on the TASE. In November 2013, Midroog confirmed a Baa1 rating for our Series C Debentures in connection with our NIS 60 million sale of Series C Debentures. As of December 31, 2015, NIS 518 million of Series C Debentures are outstanding.

In March 2014, we completed a public tender for an offering in Israel of Series D Debentures, with a fixed annual interest rate of 6%. In the tender, we accepted orders for 117,597 units of the non-convertible Series D Debentures for an aggregate principal amount of NIS 117.5 million at a price per unit of NIS 1,070. Midroog assigned a local Baa1 stable rating for the Series D Debentures Offering. The Series D Debentures are listed on the TASE. We will repay the principal amount of the Series D Debentures in five installments as follows: (i) payments of 10% of the principal amount of the Series D Debentures will be made on each of September 15, 2018 and 2019; (ii) payments of 30% of the principal amount of the Series D Debentures will be made on each of September 15, 2020 and 2021; and (iii) a final payment of 20% of the principal amount of the Series D Debentures will be made on September 15, 2022. Interest on the outstanding principal of the Series D Debentures will be paid on March 15 and September 15 of each of the years 2014-2022, other than the first interest payment which was made on September 15, 2014. The principal and interest is linked to the Israeli consumer price index of January 2014.

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On June 9 and 22, 2014 we completed a private placement of NIS 219,238,087 par value of Series D Debentures to certain institutional investors in Israel in exchange for NIS 106,938,290 par value of our outstanding Series B Debentures and NIS 95,324,216 par value of our outstanding Series C Debentures held by such institutional investors (or approximately 51% and 12% of the outstanding Series B Debentures and Series C Debentures, respectively). On October 22, 2014 we completed an additional private placement of NIS 106,813,717 par value of Series D Debentures to certain institutional investors in Israel in exchange for NIS 103,102,043 par value of our outstanding Series C Debentures held by such institutional investors (or approximately 15% of the outstanding Series C Debentures). On November 20 and 26, 2014 we completed an additional private placement of NIS 86,254,219 par value of Series D Debentures to certain institutional investors in Israel in exchange for NIS 84,979,526 par value of our outstanding Series C Debentures held by such institutional investors (or approximately 15% of the outstanding Series C Debentures). As of December 31, 2015, NIS 530 million of Series D Debentures are outstanding.

In January 2015, Midroog confirmed the Baa1.il stable outlook rating with respect to our Series B, C and D Debentures and in February 2016, Midroog raised the rating for our Series C and D Debentures from Baa1.il to A3.il stable outlook.

As of June 30, 2016 and December 31, 2015, we had on an unconsolidated basis cash and cash equivalents as well as marketable securities of NIS 401 million (approximately $104 million) and NIS 277 million, respectively.

Bezeq’s Dividend Distributions

On August 4, 2009, Bezeq’s board of directors adopted a dividend distribution policy according to which Bezeq will distribute to its shareholders, semiannually, a dividend at a rate of 100% of its semiannual net income after minority share in accordance with Bezeq’s consolidated financial statements. The implementation of the dividend policy is subject to the provisions of applicable law, including the dividend distribution tests set forth in the Israeli Companies Law, as well as the estimate of Bezeq’s board of directors regarding Bezeq’s ability to meet its existing and anticipated liabilities from time to time. Each dividend distribution is subject to the approval of Bezeq’s shareholders, pursuant to Bezeq’s articles of association.

Bezeq paid total cash dividends of NIS 2.8 billion, NIS 2.1 billion, NIS 1.8 billion and NIS 776 million (approximately $202 million) in the three years ended December 31, 2015 and the six months ended June 30, 2016, respectively, out of which B Communications received NIS 876 million, NIS 638 million, NIS 545 million, and NIS 204 million (approximately $50 million) respectively.

Financing of Ongoing Operations

We expect to have sufficient funds to meet our long term working capital needs, capital expenditures, debt service and other funding requirements, both on a consolidated level (including B Communications which consolidates Bezeq’s results) and with respect to our own debt service (not including B Communications and Bezeq),

We expect to have sufficient funds to service our indebtedness (excluding Bezeq’s and B Communications’ indebtedness) from our cash, cash equivalents and short term investments, our ability to raise additional funds, including through the sale or pledge of a portion of our shareholdings in B Communications that are free from any encumbrances, and from future dividends from B Communications.

B Communications declared its first dividend as a public company on November 7, 2013. B Communications paid total cash dividends of NIS 102 million, NIS 127 million and NIS 355 million (approximately $92 million) in the years ended December 31, 2013 and 2015 and the six months ended June 30, 2016, respectively

As of June 30, 2016, our cash, cash equivalents and short-term investments (not including B Communications and Bezeq) totaled NIS 401 million (approximately $104 million).

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In addition, as of June 30, 2016, we held 19.4 million unencumbered ordinary shares of B Communications having a value of NIS 1.8 billion (approximately $468 million) (64.78% % of B Communications’ outstanding share capital). These shares can, if necessary, be used to support the refinance of existing debt or may be sold for cash (up to 4.4 million shares can be sold without endangering our controlling interest in B Communications).

In January, 2016, we sold 575,000 ordinary shares of B Communications, representing approximately 1.92% of its issued and outstanding shares, and received gross proceeds of NIS 56 million (approximately $15 million) from the sale.

We believe that we have sufficient funds to service our debt service requirements through December 31, 2018 and we expect to have sufficient funds to serve our expected indebtedness beyond December 2018.

Cash Flows of Our Company

The following table summarizes our cash flows on a consolidated basis for the periods presented:

	Six months ended June 30,
	2015	2016
	(NIS in millions)
Net cash provided by operating activities	1,811	1,749
Net cash provided by (used in) investing activities	802	(1,116)
Net cash provided by (used in) financing activities	(2,440)	343
Net increase (decrease) in cash and cash equivalents	173	976
Cash and cash equivalents at beginning of the period	731	619
Cash and cash equivalents at end of the period	904	1,595

Operating Activities

Consolidated cash provided by operating activities in six months ended June 30, 2016 amounted to NIS 1.7 billion (approximately $455 million) compared to NIS 1.8 billion in the six months ended June 30, 2015. The decrease in net cash provided from operating activities was primarily attributable to the Cellular Communications segment, mainly due to a decrease in net profits and a more moderate decrease in trade receivables balances. This decrease was offset by DBS's Consolidation, and an increase in cash from operating activities in the Domestic Fixed-Line Communications segment.

Investing Activities

Consolidated cash used in investing activities in the six months ended June 30, 2016, was NIS 1.1 billion (approximately $290 million) compared to NIS 802 million provided by investing activities in the six months ended June 30, 2015. The increase was mainly due to the net change in short-term investments in the Domestic Fixed-Line Communications segment and the net deposit to restricted cash in B Communications in the first half of 2016 compared with the corresponding period.

Financing Activities

Consolidated cash provided by financing activities in the six months ended June 30, 2016 was NIS 343 million (approximately $89 million) compared to NIS 2.4 billion in the six months ended June 30, 2015. The increase was primarily attributable to the sale of Bezeq shares by B Communications in the amount of NIS 1.0 billion and due to a debenture issuance and receipt of loans in the Domestic Fixed-Line Communications segment in the six months ended June 30, 2016 in the amount of NIS 1.7 billion compared with a debenture issuance of NIS 228 million in the Multi-Channel Television segment in the six months ended June 30, 2015. Furthermore, payment of NIS 680 million was made to Eurocom D.B.S in the six months ended June 30, 2015, for the purchase of DBS's shares and loans, as compared to NIS 58 million paid in the six months ended June 30, 2016.

Critical Accounting Policies

We adopted the critical accounting policies of Bezeq after our acquisition of the controlling interest in Bezeq. The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the valuation of assets and expenses during the reporting period. There can be no assurance that actual results will not differ from these estimates. For a complete discussion please the discussion in Item 5. “Operating and Financial Review and Prospects - Critical Accounting Policies” in our Annual Report.

On January 1, 2016, the Group changed its accounting policy with respect to transactions with non-controlling interests, while retaining control. According to the new accounting policy, the difference between the consideration paid or received for change in non-controlling interests is recognized in retained earnings. The Group believes that this presentation provides more relevant information about its distributable earnings. For more information see note 3 to the condensed consolidated interim financial statements of the Company, as of June 30, 2016.

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